UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ASHLAND GLOBAL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044186104

(CUSIP Number)

Keith M. Rosenbloom

Cruiser Capital Advisors, LLC

501 Madison Avenue, Floor 12A

New York, New York 10022

(212) 829-5833

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

October 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 044186104	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Cruiser Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,525,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,525,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,525,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 044186104	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Keith M. Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,525,324
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,525,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,525,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 044186104	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Allen A. Spizzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,330
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,330
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 044186104	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Patrick E. Gottschalk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 044186104	Page 6 of 13 Pages

Item 1.	Security and Issuer

This amended Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Ashland Global Holdings Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 50 E. RiverCenter Boulevard, Covington, Kentucky 41011. As of the date of this Schedule 13D, the Reporting Persons (as defined below) held in the aggregate 1,530,654 shares of Common Stock of the Issuer, which represents 2.5% of the outstanding Common Stock.

The Reporting Persons are voluntarily filing this Schedule 13D, as they do not hold more than 5% of the Common Stock individually or as a group. They have elected to voluntarily file this Schedule 13D because, among other things, it may help facilitate the submission of a stockholder proposal under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, and it permits them to publicly disclose significant events regarding its interactions with the Issuer.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Cruiser Capital Advisors, LLC, a Delaware limited liability company (“Cruiser Capital Advisors”); (2) Keith M. Rosenbloom, the managing member of Cruiser Capital Advisors; (3) Allen A. Spizzo; and (4) Patrick E. Gottschalk (collectively, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 99.1. Cruiser Capital Advisors and Mr. Rosenbloom are referred to herein as the “Cruiser Capital Group.”

The Cruiser Capital Group, Mr. Spizzo and Mr. Gottschalk may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the Cruiser Capital Group, Mr. Spizzo and Mr. Gottschalk coordinating their activities with regard to a potential proxy contest. Information regarding the potential proxy contest is reflected in the Notice of Intent to Nominate Directors submitted by the Cruiser Capital Group to the Issuer, which is attached as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference. The Cruiser Capital Group expressly disclaims beneficial ownership of securities held by Mr. Spizzo and Mr. Gottschalk. Mr. Spizzo expressly disclaims beneficial ownership of securities held by the Cruiser Capital Group and Mr. Gottschalk. Mr. Gottschalk expressly disclaims beneficial ownership of securities held by the Cruiser Capital Group and Mr. Spizzo.

(b)-(c)	The principal business address of Cruiser Capital Advisors and Mr. Rosenbloom is 501 Madison Avenue, Floor 12A, New York, New York 10022.

The principal business of Cruiser Capital Advisors is to serve as an investment manager or adviser to various pooled investment vehicles, including, among other entities, Cruiser Capital Master Fund LP and Metamorphosis IV LLC, and separately managed accounts (collectively, the “Cruiser Clients”).

CUSIP No. 044186104	Page 7 of 13 Pages

The principal occupation of Mr. Rosenbloom is investment management through his ownership and control over the affairs of Cruiser Capital Advisors. Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over the Common Stock held by the Cruiser Clients.

The principal business address of Mr. Spizzo and Mr. Gottschalk for purposes of this Schedule 13D is c/o Cruiser Capital Advisors, LLC, 501 Madison Avenue, Floor 12A, New York, New York 100227.

Since 2008, Mr. Spizzo has been a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries. He also serves as an investment adviser and asset management trustee. He is currently a director at Ferro Corp (FOE) and former CFO of Hercules, which was acquired by Ashland.

Mr. Gottschalk is the former Chairman and CEO of Union Carbide from 2007 until 2012. Most recently Mr. Gottschalk served as President of Coatings, Monomers and Additives, a multi-billion dollar business within The Dow Chemical Co., which is a chemicals manufacturer, and served in this capacity from 2012 until 2016.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Rosenbloom, Mr. Spizzo and Mr. Gottschalk are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over 1,525,324 shares of Common Stock of the Issuer acquired at an aggregate cost of $110,520,271, excluding brokerage commissions and, if applicable, less the premium received for put options sold by Cruiser Capital Advisors relating to the Common Stock. These shares were acquired using the Cruiser Clients’ available working capital. Cruiser Capital Advisors and Mr. Rosenbloom do not own any shares of Common Stock of the Issuer directly.

As of the date of this Schedule 13D, Mr. Spizzo had invested $294,796 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was personal investment capital.

As of the date of this Schedule 13D, Mr. Gottschalk had invested $84,170 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was personal investment capital.

CUSIP No. 044186104	Page 8 of 13 Pages

From time to time, the Reporting Persons may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms’ usual terms and conditions. All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. Other than the foregoing margin arrangements, as of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.

Item 4.	Purpose of Transaction

In the aggregate, the Reporting Persons hold 2.5% of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of June 30, 2018.

In the aggregate, Mr. Spizzo holds less than one percent of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of June 30, 2018.

In the aggregate, Mr. Gottschalk holds less than one percent of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of June 30, 2018.

The Reporting Persons purchased the Common Stock because they believe it is undervalued. Their intent is to influence the policies of the Issuer and assert stockholder rights, with a goal of maximizing the value of the Common Stock for all stockholders.

Consistent with their investment purpose, the Reporting Persons have engaged and may continue to engage in communications with one or more officers or representatives of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”), regarding the Issuer, including, but not limited to the Issuer’s (1) growth strategy, (2) margin profile, (3) potential cost structure improvements, (4) board composition, (5) corporate governance, (6) disposition of assets, (7) capital allocation decisions, and (8) future plans. The ideas that the Reporting Persons may discuss with the Issuer, if effectuated, may result in changes to any of the following: the Board composition of the Issuer, and/or policies and decisions concerning corporate governance, capital allocation, growth strategy, cost reductions, and/or a sale or transfer of a material amount of assets of the Issuer.

The Cruiser Capital Group has consulted with, and will continue to consult with, industry veterans Dr. Bill Joyce and Mr. Allen Spizzo, each of whom are former officers of Hercules, Inc., a corporation purchased by the Issuer. Each of Dr. Joyce and Mr. Spizzo serve as trustees for trusts formed by Dr. Joyce that purchased shares of Common Stock within the last 180 days, which are currently worth approximately $35 million. Cruiser Capital Advisors is deemed the sole beneficial owner of the shares held by these trusts, as the trusts are Cruiser Clients and Cruiser Capital Advisors has sole voting and dispositive power over the shares, which power may not be revoked on less than sixty days’ notice.

On October 23, 2018, the Cruiser Capital Group nominated four individuals as nominees to the Board, to be elected at the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). The individuals that have been nominated are Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the “Nominees”). The following persons may be deemed to be participants in the planned solicitation from the Issuer’s stockholders of proxies in favor of the Nominees: Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. Pursuant to Rule 13d-3 of the Exchange Act, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, William H. Joyce and Carol S. Eicher are not beneficial owners of shares of Common Stock, nor are they record holders of shares of Common Stock. A copy of the Notice of Intent to Nominate Directors submitted by the Cruiser Capital Group to the Issuer is attached as Exhibit 99.2 to this Schedule 13D.

CUSIP No. 044186104	Page 9 of 13 Pages

Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise (although they have no present intention of increasing their aggregate holdings above 9.999% of the Issuer’s outstanding Common Stock), (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered private offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 1,530,654 shares of Common Stock of the Issuer, which represents 2.5% of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon 62,426,191 outstanding shares of Common Stock as of June 30, 2018. This amount is based upon the number of outstanding shares of Common Stock reported as of June 30, 2018, in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2018.

With regard to Cruiser Capital Advisors and Mr. Rosenbloom, this includes 1,525,324 shares of Common Stock managed on behalf of the Cruiser Clients, which represents 2.4% of the outstanding Common Stock.

Cruiser Capital Advisors acquired on behalf of Cruiser Clients listed American-style call options referencing an aggregate of 45,000 shares of Common Stock, which have the strike prices and expiration dates set forth in Item 6 herein.

CUSIP No. 044186104	Page 10 of 13 Pages

(c)

Set forth below are all of the transactions in the Common Stock effected by Cruiser Capital Advisors on behalf of Cruiser Clients during the past 60 days. All such transactions were effected through various brokerage entities, and the reported price per share excludes brokerage commissions. Cruiser Capital Advisors undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Date	Number of Shares Purchased or (Sold)	Price Per Share (Average Price Per Share)	Where and How Transaction Effected	Intra-Day Price Range
				Low	High
8/31/2018	5,138	$84.25132	Open Market	$84.25132	$84.25132
9/28/2018	1,000	$83.899655	Open Market	$83.899655	$83.899655
10/8/2018	1,000	$82.465	Open Market	$82.465	$82.465
10/9/2018	1,000	$79.9455	Open Market	$79.9455	$79.9455
10/11/2018	1,000	$76.79	Open Market	$76.79	$76.79
10/12/2018	3,100	$74.8131419	Open Market	$74.8131419	$74.8131419
10/15/2018	4,000	$74.784795	Open Market	$74.784795	$74.784795
10/16/2018	751	$76.0568442	Open Market	$76.0568442	$76.0568442
10/19/2018	6,500	$74.6619815	Open Market	$74.6619815	$74.6619815

Because Mr. Rosenbloom is the managing member of Cruiser Capital Advisors, he is deemed to share voting power and dispositive power over the shares of Common Stock held by Cruiser Capital Advisors on behalf of the Cruiser Clients.

Mr. Rosenbloom has not effected any transactions in the Common Stock directly in his name.

Set forth below are all of the transactions in the Common Stock effected by Mr. Spizzo during the past 60 days. All such transactions were effected through various brokerage entities, and the reported price per share excludes brokerage commissions. Mr. Spizzo undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Date	Number of Shares Purchased or (Sold)	Price Per Share (Average Price Per Share)	Where and How Transaction Effected	Intra-Day Price Range
				Low	High
03/02/2018	1,000	$69.40	Open Market	$69.40	$69.40
04/02/2018	2,000	$68.35	Open Market	$67.95	$68.75
04/24/2018	2,000	$68.10	Open Market	$67.75	$68.45
04/30/2018	330	$66.35	Open Market	$66.35	$66.35
06/04/2018	(1,000)	$79.03	Open Market	$79.03	$79.03

CUSIP No. 044186104	Page 11 of 13 Pages

Set forth below are all of the transactions in the Common Stock effected by Mr. Gottschalk during the past 60 days. All such transactions were effected through various brokerage entities, and the reported price per share excludes brokerage commissions. Mr. Gottschalk undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Date	Number of Shares Purchased or (Sold)	Price Per Share (Average Price Per Share)	Where and How Transaction Effected	Intra-Day Price Range
				Low	High
10/02/2018	1,000	$84.17	Open Market	$84.17	$84.17

(d)

Other than the Cruiser Clients of the separately managed accounts for which Cruiser Capital Advisors acts as the investment adviser, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Cruiser Capital Advisors is the investment manager on behalf of the Cruiser Clients. Each of the Cruiser Clients has granted Cruiser Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, and this grant of discretion is not terminable within 60 days. Cruiser Capital Advisors is entitled to a fee for managing and advising these Cruiser Clients, generally based upon a percentage of the Cruiser Clients’ capital. Cruiser Capital Advisors serves as general partner of various partnerships. For serving as the general partner of these partnerships, Cruiser Capital Advisors is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Cruiser Capital Advisors will reimburse the Nominees for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the 2019 Annual Meeting. Cruiser Capital Advisors will bear the cost of the intended solicitation of proxies for use at the 2019 Annual Meeting. None of the Nominees have any arrangement or understandings with any other person pursuant to which they were or are to be selected as a director or nominee for election as a director of the Company. None of the Nominees is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to each other or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

CUSIP No. 044186104	Page 12 of 13 Pages

There are no other agreements, arrangements or understandings, direct or indirect, with respect to the nomination of the Nominees between or among the Cruiser Capital Group, any affiliates or associates of the Cruiser Capital Group, or any other persons.

The following table lists outstanding call and put options referencing shares of Common Stock bought or sold by Cruiser Capital Advisors on behalf of the Cruiser Clients.

Date	Number of Shares Referenced by Call Option or (Put Option)	Strike Price	Exercise Date
10/10/2018	10,000	$75.00	11/16/2018
10/12/2018	10,000	$75.00	11/16/2018
10/19/2018	25,000	$70.00	11/16/2018

Other than the foregoing arrangements and relationships, and the Joint Filing Agreement filed herewith as Exhibit 99.1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

The Joint Filing Agreement is filed herewith as Exhibit 99.1. The Notice of Intent to Nominate Directors submitted by the Cruiser Capital Group to the Issuer is filed herewith as Exhibit 99.2.

CUSIP No. 044186104	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2018

CRUISER CAPITAL ADVISORS, LLC

	By:	/s/ Keith M. Rosenbloom
	Name:	Keith M. Rosenbloom
	Title:	Managing Member

/s/ Keith M. Rosenbloom
Keith M. Rosenbloom

/s/ Allen A. Spizzo
Allen A. Spizzo

/s/ Patrick E. Gottschalk
Patrick E. Gottschalk